SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: April 28, 2005

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On April 26, 2005, OJSC Rostelecom (the "Company"), filed "Report on Material Information" (the "Material Informatin Report") with the Russian Federal Service for the Finance Markets ("FSFM") as required by the Russian Federation's securities legislation.

The requirements for the contents of the Material Information Report and criteria for the information to be disclosed in the Material Information Report are established by the laws and regulations of the Russian Federation and, in particular, the requirements of the FSFM. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Material Information Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

For any questions concerning the Material Information Report, contact Olga V. Mokhoreva, Head of the Securities Department of the Company, by phone at +7 (095) 973-9940, by facsimile at +7 (095) 787-2850 or by e-mail at mokhoreva@hq.rt.ru .

A copy of the Material Information Report is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2005	By: /signed/ Andrey A. Gaiduk Name: Andrey A. Gaiduk Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the Material Information Report filed to FSFM on April 26, 2005.

Exhibit 99

REPORT ON MATERIAL INFORMATION
"CHANGES IN LIST OF ENTITIES IN WHICH ISSUER HOLDS INTEREST"

1.	Issuer's full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom.
2.	Location: 127091, Moscow, Delegatskaya st., 5
3.	Taxpayer's Identification Number (TIN): 7707049388
4.	Issuer's unique code assigned by registration authority: 00124-A
5.	Web-site used by Issuer to disclose Material Information Reports: www.rt.ru/icenter
6.	Full proprietary name and location of the entity in which interest of the issuer has been changed: Open joint stock company Information Technologies in Communications. Location: 119121, Russian Federation, Moscow, Plyushikha st., 55/2.
7.	Issuer's interest in equity of the entity mentioned above before the change: 0%. Issuer's interest in voting shares of the entity mentioned above before the change: 0%.
8.	Issuer's interest in equity of the entity mentioned above after the change: 19%. Issuer's interest in voting shares of the entity mentioned above after the change: 19%.
9.	Date of change of issuer's interest in equity of the entity mentioned above: April 14, 2005.

Deputy General Director - Finance Director	Andrey A. Gaiduk
Date: April 26, 2005

For further details please contact

Rostelecom Securities Department
Tel.: +7 095 973 9940
Fax: +7 095 787 2850
E-mail: RTKM@rostelecom.ru